FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG GROUP PLC
2006 FIRST QUARTER RESULTS

HIGHLIGHTS
                                                     First Quarter

                                                     2006     2005
                                                              (ii)
Business Performance(i)                              GBPm      GBPm

Revenue and other operating income                  1 972     1 094      +80%

Total operating profit including share of
pre-tax operating results from joint ventures
and associates                                        958       485      +98%

Earnings                                              563       269     +109%

Earnings per share                                   16.0p      7.6p    +111%

Total results for the period (including disposals and re-measurements)

Revenue and other operating income                  1 996     1 056      +89%

Operating profit before share of results              912       408     +124%
from joint ventures and associates

Total operating profit including share of
pre-tax operating results from joint ventures
and associates                                        982       460     +113%
Earnings                                              578       259     +123%

Earnings per share                                   16.4p      7.3p    +125%


i) 'Business Performance' excludes disposals and certain re-measurements and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 10 and Results Presentation, page 3.
ii) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 17.


                         PERFORMANCE HIGHLIGHTS

BG Group's Chief Executive, Frank Chapman said:

"BG has made an excellent start to the year, in line with our plans presented in February. The 111% increase in earnings per share was driven by a step change in both E&P production and contracted LNG supply, together with higher realisations."

   - Earnings per share up by 111%

   - At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 42%

   - E&P production increased by 28%

   - First production from Glenelg, offshore UK and from Chinguetti, offshore Mauritania

   - LNG operating profit up GBP109 million to GBP138 million on increased contracted supplies and strong seasonal prices in Japan and Europe

   - MoU signed for further long term LNG supply from Nigeria

   - New exploration acreage acquired in Norway, India and Alaska

   - New country entry in Oman


                         RESULTS PRESENTATION

The presentation of BG Group's results under IFRS separately identifies the effect of:

- The re-measurement of certain UK gas sales contracts and financial instruments.
- Profits and losses on the disposal of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see page 12). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 3 to 9. The table below provides a reconciliation from Business Performance to the Group's Total Result, identifying the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal of non-current assets and businesses.

First Quarter              Business              Disposals            Total
                         Performance       and re-measurements(i)    Result

                    2006           2005        2006        2005   2006   2005
                    GBPm           GBPm        GBPm        GBPm   GBPm   GBPm

Operating profit
before share of
results from joint
ventures and
associates           888            433          24         (25)   912    408

Pre-tax share of
operating
results of joint
ventures and
associates            70             52           -           -     70     52

Total operating
profit               958            485          24         (25)   982    460

Net finance costs
Finance income        36             11           3          11     39     22

Finance costs        (19)           (23)         (3)         (9)   (22)   (32)

Share of joint
ventures
and associates       (16)            (9)          -           -    (16)    (9)

                       1            (21)          -           2      1    (19)

Taxation
Taxation            (368)          (183)        (10)         16   (378)  (167)

Share of joint
ventures
and associates       (16)            (4)          -           -    (16)    (4)

                    (384)          (187)        (10)         16   (394)  (171)

Profit for the
period               575            277          14          (7)   589    270

Profit attributable
to:
Shareholders
(earnings)           563            269          15         (10)   578    259
Minority Interests    12              8          (1)          3     11     11

                     575            277          14          (7)   589    270


i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 10.

                         BUSINESS REVIEW

The results discussed in this Business Review (pages 4 to 9) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statement (page 12) and Note 2 of the accounts (page 18). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 10) for an explanation of these metrics.


                                     GROUP

Business Performance                                     First Quarter

                                                         2006     2005
                                                         GBPm     GBPm
Revenue and other operating income                      1 972    1 094    +80%

Total operating profit including share of pre-tax results from joint ventures and associates

Exploration and Production                                726      387    +88%

Liquefied Natural Gas                                     138       29    +376%

Transmission and Distribution                              65       46     +41%

Power Generation                                           39       36      +8%

Other activities                                          (10)     (13)  -23%

                                                          958      485     +98%

Net finance costs                                           1      (21)  -105%

Taxation                                                 (384)    (187)   +105%

Earnings                                                  563      269    +109%

Earnings per share                                       16.0p     7.6p   +111%

Capital investment                                        386      315     +23%


Total operating profit increased by 98% (GBP473 million) to GBP958 million reflecting a step up in E&P production and contracted LNG supply, together with higher realisations.

At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 42%.

Earnings per share rose by 111% due to strong operating performances, higher volumes and prices and lower finance costs.

Cash generated by operations increased by GBP434 million to GBP987 million primarily due to the increase in operating profit.

Capital investment of GBP386 million comprised continuing investment in Europe and Central Asia (GBP104 million), Mediterranean Basin and Africa (GBP77 million), North America and the Caribbean (GBP109 million), South America (GBP73 million) and Asia Pacific (GBP23 million). The Group continued to expand its exploration portfolio and investment in the quarter included GBP68 million of exploration signature bonuses for the acquisition of exploration acreage, mainly in Brazil and Nigeria.

As at 31 March 2006, the Group has returned GBP180 million to shareholders as part of the share repurchase programme. As at 31 March 2006 net funds were GBP183 million.

Net finance costs were GBP22 million lower than in 2005 and included a net interest receipt of GBP18 million arising on a Lattice demerger tax settlement. The effective tax rate (including BG Group's share of tax attributable to joint ventures and associates) was unchanged at 40%. The recent increase in North Sea taxation is expected to add approximately 4% to the Group's annual effective rate in 2006 and will be included in the Group's results when the Finance Bill is enacted. In addition there will be a one-off adjustment in 2006 to reflect the increased North Sea tax on opening deferred tax balances, comprising a charge of GBP38 million in Business Performance, and a credit of GBP61 million in disposals and re-measurements to restate deferred tax balances associated with mark-to-market balances.

                           EXPLORATION AND PRODUCTION

Business Performance                                       First Quarter

                                                           2006     2005
                                                           GBPm     GBPm

Production volumes (mmboe)                                 55.8(i)  43.7   +28%

Revenue and other operating income                        1 073      635   +69%

Total operating profit                                      726      387   +88%

Capital investment                                          271      245   +11%


(i) Includes fuel gas of 1.0 mmboe, see page 24.

Supplementary operating and financial data is given on page 24.

E&P total operating profit increased by 88% to GBP726 million primarily due to higher volumes and prices partially offset by the cost of increased exploration activity.

Production volumes increased by 28% driven by increased production from West Delta Deep Marine in Egypt and the Dolphin field in Trinidad following the start-up of Egyptian LNG Trains 1 and 2 and Atlantic LNG Train 4.

The Group's average international gas price was 18.4 pence per produced therm reflecting the benefit of new production into high value markets and higher international commodity prices. In the UK, where short term prices rose sharply, average realised price per produced therm was 38.8 pence.

The exploration charge of GBP44 million is GBP19 million higher than 2005 reflecting the increased exploration activities across the Group.

Unit operating expenditure was up 10 pence to GBP2.18 ($3.82) per boe due primarily to the impact of higher upstream prices on input costs, tariffs and royalties and adverse exchange rate movements.

Capital investment of GBP271 million included expenditure in the UK (GBP70 million), Southern Cone (GBP48 million), Egypt (GBP29 million) and Nigeria (GBP27 million). Capital investment included GBP68 million relating to the acquisition of exploration acreage mainly in Brazil and Nigeria.

                       First quarter business highlights

On 30 April, BG Group signed an Exploration and Production Sharing Agreement with the Government of the Sultanate of Oman for a 100% interest in and operatorship of Block 60 onshore Oman. Block 60, contains the Abu Butabul gas and condensate discovery (1998) as well as other exploration prospects and covers almost 1 500 square kilometres.

On 31 March, BG Group was awarded eight new licences in the Norwegian 19th licensing round. The awards cover five licences in the Norwegian Sea (four as operator) and three licences in the Barents Sea (one as operator).

On 27 January, BG Group signed a participation agreement for a 33.33% equity share in 2.1 million acres of land in the Foothills area of the Alaskan North Slope.

On 13 March, BG Group signed a farm-in agreement with Oil and Natural Gas Corporation Limited for a 50% interest in three blocks in the Krishna Godavari Basin off the east coast of India. This agreement, which is subject to government approval and the execution of a Production Sharing Contract (PSC), triggers the release of technical data to BG Group. PSC and Joint Operating Agreement negotiations will proceed in parallel with data interpretation and formulation of a work programme.

On 26 March, BG Group and Sonatrach Petroleum Corporation of Algeria signed an MoU, which provides for co-operation on joint activities across the gas chain from upstream development through to new liquefaction and gas marketing activities.

On 24 February, first oil was produced from the Chinguetti field (BG Group 10.23%) offshore Mauritania. The Chinguetti development consists of sub-sea completed wells tied back to a leased floating production, storage and offloading tanker.

The Dolphin reservoir (BG Group 50%) in Trinidad began supplying Trains 3 and 4 of Atlantic LNG in mid-March via a new 24 inch offshore pipeline.

On 28 March, first production flowed from the Glenelg field (BG Group 14.70%). The gas and condensate field was developed through a well drilled from the Elgin wellhead platform.

President Evo Morales of Bolivia has issued a Supreme Decree nationalising the hydrocarbon natural resources of Bolivia with effect from 1 May 2006. BG Group is carefully reviewing this new decree and developments in Bolivia and will be engaging with the Bolivian Government in the coming months. BG Group's investment in Bolivia represents less than 2% of the Group's capital employed and less than 4% of the Group's proved reserves.

Since the start of the year, BG Group has completed 13 exploration and appraisal wells of which 9 have been successful. Successful wells were drilled in Canada, Egypt, India and the UK.



                             LIQUEFIED NATURAL GAS

Business Performance                             First Quarter

                                             2006             2005
                                             GBPm             GBPm
Revenue and other operating income            653              220        +197%

Total operating profit

Shipping and marketing                        126               17        +641%

Liquefaction                                   30               21         +43%

Business development and other costs          (18)              (9)       +100%

                                              138               29        +376%

Capital investment                             88               45         +96%

Supplementary operating and financial data is given on page 24.

Total operating profit increased by GBP109 million reflecting significantly higher volumes and realisations in the shipping and marketing business and the positive impact of an expanded liquefaction business.

In shipping and marketing, total operating profit increased by GBP109 million to GBP126 million, reflecting increased volumes (up 47%) and strong seasonal prices in Japan and Europe. The increased operating profit during the quarter underscores the Group's capability to re-direct its flexible LNG supply to capture higher value in alternative markets, as these opportunities arise.

BG Group's share of operating profit from liquefaction activities increased by GBP9 million to GBP30 million, principally due to higher margins at Atlantic LNG Train 1 and the start-up of Egyptian LNG Trains 1 and 2.Increased business development and other costs reflect higher activity across the segment including the progressing of opportunities in Nigeria and elsewhere.

Capital investment includes GBP56 million in relation to LNG vessels under construction due for delivery in 2006 and 2007.

                       First quarter business highlights

During the quarter, BG Group took first deliveries from its 20 year 2.5 mtpa contract with Nigeria LNG. In addition, BG Group signed a MoU for 2 mtpa from Brass LNG for 20 years from 2010.

On 15 February, BG Group was selected as the preferred bidder to enter into exclusive negotiations with a group of Chilean energy companies to build and supply a regasification plant on the central Chilean coast. The proposed plant is intended to begin supplying fuel to the Chilean market by 2009. The terminal will have an anticipated capacity of 2.5 mtpa.

On 20 February, BG Group, along with its partners in the Nigerian OKLNG project (BG Group 13.5%), signed the Project Development Agreement. OKLNG is in the FEED phase.

On 7 April, BG Group took delivery of the 145 000 cubic metre Methane Rita Andrea LNG carrier.

On 5 April, BG LNG Services announced an agreement with LLC Trunkline LNG Company to enhance the operations of the Lake Charles regasification terminal in the Gulf of Mexico and extend its terminal services contract by five years to 2028. This infrastructure enhancement project will enhance fuel efficiency and reduce air emissions. It will also allow for the extraction and sale of natural gas liquids, enabling the terminal to receive LNG from a wider range of supply sources.


                         TRANSMISSION AND DISTRIBUTION

Business Performance                              First Quarter
                                              2006             2005
                                              GBPm             GBPm
Revenue and other operating income

Comgas                                         168              107        +57%

MetroGAS                                         -               34          -

Other                                           35               28        +25%

                                               203              169        +20%

Total operating profit

Comgas                                          50               29        +72%

MetroGAS                                         -                4          -

Other                                           15               13        +15%

                                                65               46        +41%


Capital investment                              25               17        +47%



T&D total operating profit increased by GBP19 million to GBP65 million.

At Comgas, in Brazil, operating profit increased by GBP21 million to GBP50 million, primarily due to a 11% increase in volumes and a favourable Brazilian Real (BRL) exchange rate. Operating profit included a GBP5 million benefit from lower gas costs. This benefit is expected to be passed back to customers through lower tariffs in future periods.

Capital investment mainly represents the development of the Comgas pipeline network.

Following the de-consolidation of MetroGAS and GASA in December 2005 these companies made no contribution to the results of BG Group.



                                POWER GENERATION
Business Performance                                    First Quarter

                                                         2006    2005
                                                         GBPm    GBPm

Revenue and other operating income                         92      75      +23%

Total operating profit                                     39      36       +8%

Capital investment                                          1       -        -

The increase in revenue is primarily due to the pass through of gas costs. Operating profit includes a one-off contribution of insurance proceeds at Seabank Power.

                       First quarter business highlights

During the first quarter, remedial works were completed on the Seabank steam turbine and the plant was declared fully operational on 27 February.

                       Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.

Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

BG Group has also separately identified profits and losses associated with the disposal of non-current assets as they are considered by management to be items which require separate disclosure in order to provide a clearer understanding of the results for the period.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, page 12 and note 2 to the accounts, page 18.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. Management considers that this approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 19.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings/funds

BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as management believes that this is an important liquidity measure for the Group.

                         LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the revised 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2005. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

                         CONSOLIDATED INCOME STATEMENT
                                 FIRST QUARTER

                                        2006                               2005 restated(ii)

                          Busi-     Disposals and  Total       Busi-           Disposals and    Total
                          ness      re-measure-   Result       ness          re-measurements   Result
                          Perfor-   ments                      Performance        (Note 2)(i)
                          mance(i)  (Note 2)(i)                (i)
                  Notes      GBPm          GBPm     GBPm             GBPm               GBPm     GBPm

Group revenue               1 931             -    1 931            1 070                  -    1 070
Other
operating
income                         41            24       65               24                (38)     (14)
                          -------      -------- --------          -------           -------- --------
Group revenue
and other
operating
income                3     1 972            24    1 996            1 094                (38)   1 056
Operating
costs                      (1 084)            -   (1 084)            (661)                 -     (661)

Profit on
disposal of
non-current
assets                          -             -        -                -                 13       13
                          -------      -------- --------          -------           -------- --------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3       888            24      912              433                (25)     408
                          -------      -------- --------          -------           -------- --------
Finance income        4        36             3       39               11                 11       22
Finance costs         4       (19)           (3)     (22)             (23)                (9)     (32)
Share of
post-tax
results from
joint ventures
and associates        3        38             -       38               39                  -       39
                          -------      -------- --------          -------           -------- --------
Profit/(loss)
before tax                    943            24      967              460                (23)     437
Taxation              5      (368)          (10)    (378)            (183)                16     (167)
                          -------      -------- --------          -------           -------- --------
Profit for the
period                        575            14      589              277                 (7)     270
                          -------      -------- --------          -------           -------- --------
Attributable to:
                          -------      -------- --------          -------           -------- --------
BG Group
shareholders                  563            15      578              269                (10)     259
(earnings)
Minority
interest                       12            (1)      11                8                  3       11
                          -------      -------- --------          -------           -------- --------
                              575            14      589              277                 (7)     270
                          -------      -------- --------          -------           -------- --------
                          -------      -------- --------          -------           -------- --------
Earnings per
share - basic         6      16.0p          0.4p    16.4p             7.6p              (0.3)p    7.3p
Earnings per
share -
diluted               6      15.9p          0.4p    16.3p             7.6p              (0.3)p    7.3p
                          -------      -------- --------          -------           -------- --------
----------------- -----   -------      -------- --------          -------           -------- --------
Total operating
profit including
share of pre-tax
operating
results from
joint ventures
and
associates
(iii)                   3       958            24      982              485                (25)     460
-----------------  ------   -------      -------- -------- ---      -------           -------- --------

i) See Presentation of Non-GAAP measures, page 10, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.
ii) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 17.
iii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                           CONSOLIDATED BALANCE SHEET
                                 FIRST QUARTER

                                                         As at

                                        31 Mar          31 Dec          31 Mar
                                          2006   2005 restated   2005 restated
                                          GBPm            GBPm            GBPm
Assets
Non-current assets
Goodwill                                   361             342             272
Other intangible assets                    797             682             601
Property, plant and equipment            5 835           5 830           4 873
Investments                              1 203           1 129           1 090
Deferred tax assets                         90              91              74
Trade and other receivables                 51              52              48
Derivative financial instruments            95              84             142
-------------------------------------  -------         -------         -------
                                         8 432           8 210           7 100
Current assets
Inventories                                170             185              85
Trade and other receivables              1 837           1 674           1 224
Commodity contracts and other
derivative financial instruments            12              10              26
Cash and cash equivalents                1 697           1 516             245
-------------------------------------  -------         -------         -------
                                         3 716           3 385           1 580
Assets classified as held for sale          10              10             581
-------------------------------------  -------         -------         -------
Total assets                            12 158          11 605           9 261
-------------------------------------  -------         -------         -------

Liabilities
Current liabilities
Borrowings                                 (47)            (81)           (381)
Trade and other payables                (1 529)         (1 308)         (1 049)
Current tax liabilities                   (466)           (409)           (260)
Commodity contracts and other
derivative financial instruments          (658)           (711)           (458)
-------------------------------------  -------         -------         -------
                                        (2 700)         (2 509)         (2 148)
Non-current liabilities
Borrowings                              (1 507)         (1 497)         (1 096)
Trade and other payables                   (63)            (68)            (87)
Derivative financial instruments             -              (2)              -
Deferred income tax liabilities           (774)           (733)           (787)
Retirement benefit obligations            (159)           (154)           (139)
Provisions for other liabilities and
charges                                   (375)           (372)           (338)
-------------------------------------  -------         -------         -------
                                        (2 878)         (2 826)         (2 447)
Liabilities associated with assets
classified as held for sale                 (3)             (3)            (74)
-------------------------------------  -------         -------         -------
Total liabilities                       (5 581)         (5 338)         (4 669)
-------------------------------------  -------         -------         -------
 ------------------------------------  -------         -------         -------
Net assets                               6 577           6 267           4 592
-------------------------------------  -------         -------         -------

Attributable to:
BG Group equity shareholders             6 464           6 169           4 564
Minority interests                         113              98              28
-------------------------------------  -------         -------         -------
Total equity                             6 577           6 267           4 592
-------------------------------------  -------         -------         -------

                         STATEMENT OF CHANGES IN EQUITY

                                                             First Quarter
                                                         2006             2005
                                                         GBPm         restated
                                                                          GBPm

BG Group shareholders' funds                            6 182            4 567
Minority interest                                          98               20
----------------------------                          -------          -------
Equity as at 31 December 2005 and 2004 as reported      6 280            4 587

Effect of adoption of IFRIC 4 (see Note 1)                (13)              (8)
Effect of adoption of IAS 39(i)                             -             (238)
----------------------------                          -------          -------
Equity as at 1 January 2006 and 2005 restated           6 267            4 341

Profit for the financial period                           589              270
Issue of shares                                             6                8
Purchase of own shares                                   (140)               -
Adjustment in respect of employee share schemes             6                3
Dividends on ordinary shares                             (144)             (74)
Currency translation and hedge adjustments net of tax      (7)              44
----------------------------                          -------          -------
Net changes in equity for the financial period            310              251

Equity as at 31 March
BG Group shareholders' funds                            6 464            4 564
Minority interest                                         113               28
----------------------------                          -------          -------
                                                        6 577            4 592
----------------------------                          -------          -------

i) BG Group adopted IAS 39 from 1 January 2005.


                    CONSOLIDATED CASH FLOW STATEMENT

                                                               First Quarter
                                                           2006           2005
                                                                      restated
                                                           GBPm           GBPm
Cash flows from operating activities
Profit from operations                                      912            408
Depreciation of property, plant and equipment and
amortisation of intangible assets                           149            117
Fair value movements in commodity contracts                 (41)            37
Profit on disposal of non-current assets                      -            (13)
Unsuccessful exploration expenditure written off             11             10
Increase/(decrease) in provisions                             4              8
Share based payments                                          6              3
(Increase)/decrease in working capital                      (54)           (17)
--------------------------                              -------        -------
Cash generated by operations                                987            553

Income taxes paid                                          (285)          (143)
--------------------------                              -------        -------
Net cash inflow from operating activities                   702            410
--------------------------                              -------        -------
Cash flows from investing activities
Dividends received from joint ventures and associates        11             12
Proceeds from disposal of subsidiary undertakings and
investments                                                   4             26
Purchase of property, plant and equipment and
intangible assets                                          (349)          (290)
Loans (to)/from joint ventures and associates               (16)            (9)
Purchase of subsidiary undertakings and investments          (2)             -
--------------------------                              -------        -------
Net cash outflow from investing activities                 (352)          (261)
--------------------------                              -------        -------
Cash flows from financing activities
Net interest received/(paid)(i)                               8            (15)
Net proceeds from issue of new borrowings                    16             56
Repayment of borrowings                                     (48)          (313)
Issue of shares                                               6              8
Purchase of own shares                                     (147)             -
--------------------------                              -------        -------
Net cash outflow from financing activities                 (165)          (264)
--------------------------                              -------        -------
Net increase/(decrease) in cash and cash equivalents        185           (115)

Cash and cash equivalents at beginning of period          1 516            340
Effect of foreign exchange rate changes                      (4)            20
--------------------------                              -------        -------
Cash and cash equivalents at end of period(ii)            1 697            245
--------------------------                              -------        -------

i)       Includes capitalised interest for the first quarter of GBP14 million
(2005 GBP3 million).
ii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.

           RECONCILIATION OF NET BORROWINGS/FUNDS(i) - FIRST QUARTER

                                                                          GBPm
Net funds as at 31 December 2005 as reported                               253
Adoption of IFRIC 4 (see Note 1)                                          (283)
---------------------------------                                    ---------
Net borrowings as at 31 December 2005 restated(i) (ii)                     (30)

Net increase in cash and cash equivalents                                  185
Cash outflow from changes in gross borrowings                               32
Inception of finance leases                                                (18)
Foreign exchange and other re-measurements                                  14
---------------------------------                                    ---------
Net funds as at 31 March 2006(i) (ii)                                      183
---------------------------------                                    ---------



Net  borrowings  attributable  to Comgas were GBP203  million (31 December  2005
GBP189 million).

As at 31 March 2006, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1.0 billion, including BG Group shareholder loans of approximately
GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i) Net funds/(borrowings) are defined on page 26.
ii) Net funds/(borrowings) comprise:

                                                                   As at
                                                            31 Mar      31 Dec
                                                              2006        2005
                                                              GBPm        GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                    1 697       1 516
Overdrafts, loans and finance leases                           (47)        (81)
Derivative financial instruments (iii)                         (55)        (50)
---------------------------------                         --------    --------
                                                             1 595       1 385
Amounts receivable/(due) after more than one year
Loans and finance leases                                    (1 507)     (1 497)
Derivative financial instruments                                95          82
---------------------------------                         --------    --------
                                                            (1 412)     (1 415)
---------------------------------                         --------    --------
Net funds/(borrowings)                                         183         (30)
---------------------------------                         --------    --------

iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.





Notes

1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for the quarter ended 31 March 2006. The financial information does not comprise statutory accounts within the meaning of Section
240 of the Companies Act 1985, and should be read in conjunction with the Annual
Report and Accounts for the year ended 31 December 2005, as they provide an update of previously reported information.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

IFRIC Interpretation 4 'Determining whether an Arrangement contains a Lease'

IFRIC 4 requires companies to determine whether they have any arrangements which are or contain leases based on an assessment of whether specific assets are required to fulfil each arrangement or whether each arrangement conveys a right of use of the asset. If an arrangement contains a lease, the requirements of IAS 17, 'Leases', should be applied to the lease element of the arrangement.

BG Group has applied IFRIC 4 from 1 January 2006 and has concluded that the contract for the provision of capacity at Lake Charles contains a finance lease. Comparative information has been amended to reflect this arrangement.
As at 1 January 2006, borrowings have been increased by GBP283 million, property, plant and equipment has increased by GBP263 million, deferred tax assets have increased by GBP7 million and retained earnings have decreased by GBP13 million to reflect this arrangement; comparative information has also been restated. The effect of this restatement on the 2005 first quarter income statement is an increase in operating profit of GBP2 million and an increase in finance costs of GBP3 million, resulting in a decrease in earnings of GBP1 million.

IAS 39 'Financial Guarantee Contracts and Credit Insurance'

In August 2005, the IASB issued an amendment to IAS 39 which covers the accounting required for financial guarantee contracts that provide payment to be made if a debtor fails to make a payment when due. These contracts should be initially measured at fair value and subsequently re-measured using the higher of the provision set out in IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' or the initial amount less cumulative amortisation in accordance with IAS 18, 'Revenue'. This amendment is mandatory for periods beginning on or after 1 January 2006 and BG Group has adopted it from that date.
As at 1 January 2006, investments have been increased by GBP5 million and provisions for other liabilities and charges have been increased by GBP5 million; comparative information has also been restated.

2.             Disposals and re-measurements

                                                                  First Quarter
                                                                2006      2005
                                                                GBPm      GBPm

Revenue and other operating income -                              24       (38)
re-measurements of commodity contracts
Profit on disposal of non-current assets                           -        13
Net finance costs - re-measurements of financial instruments       -         2
Taxation                                                         (10)       16
Minority interest                                                  1        (3)
-------------------------                                   -------- ---------
Impact on earnings                                                15       (10)
-------------------------                                   -------- ---------


Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a credit of GBP24 million for the quarter (2005 GBP38 million charge), of which GBP19 million (2005 GBP29 million) represents non-cash mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument.

Net finance costs

Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary. In 2005, re-measurements included the retranslation of MetroGAS US Dollar and Euro borrowings which could not be designated as hedges under IAS 39. Following the de-consolidation of MetroGAS and GASA in December 2005, these companies made no contribution to the results of BG Group.

2005 first quarter: Disposal of investment

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.


3.      Segmental analysis
Group revenue and         Business      Disposals and   Total Business Disposals   Total
other operating        Performance    re-measurements          Perfor-   and re-
income                                                           mance  measure-
                                                                           ments
First Quarter                 2006               2006    2006     2005      2005    2005
                              GBPm               GBPm    GBPm     GBPm      GBPm    GBPm

Exploration
and Production               1 073                 24   1 097      635       (34)    601
Liquefied
Natural Gas                    653                  -     653      220        (4)    216
Transmission
and
Distribution                   203                  -     203      169         -     169
Power
Generation                      92                  -      92       75         -      75
Other
activities                       3                  -       3        2         -       2
Less:
intra-group
sales                          (52)                 -     (52)      (7)        -      (7)
---------------------     --------           --------  ------  -------   -------  ------
                             1 972                 24   1 996    1 094       (38)  1 056
---------------------     --------           --------  ------  -------    ------- ------



Total operating  Before share  Share of      Including     Disposals and   Business
profit           of results    results in    share of      re-measurements Performance
                 from joint    joint         results from  (ii)            (ii)
                 ventures and  ventures and  joint
                 associates    associates(i) ventures and
                                             associates
First Quarter    2006   2005   2006   2005   2006   2005    2006    2005   2006    2005
                 GBPm   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm   GBPm    GBPm
Exploration
and Production    750    353      -      -    750    353     (24)     34    726     387
Liquefied
Natural Gas       108      4     30     21    138     25       -       4    138      29
Transmission
and
Distribution       54     48     11     11     65     59       -     (13)    65      46
Power
Generation         10     16     29     20     39     36       -       -     39      36
Other
activities        (10)   (13)     -      -    (10)   (13)      -       -    (10)    (13)
---------------- ----  ----- ------ ------ ------ ------ -------  ------ ------ -------
                  912    408     70     52    982    460     (24)     25    958     485
---------------- ----  ----- ------ ------ ------ ------ -------  ------ ------ -------



i) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the first quarter is GBP38 million (2005 GBP39 million).
ii) Business Performance excludes certain disposals and re-measurements. See
Note 2, page 18 and Presentation of Non-GAAP measures, page 10.


3. Segmental analysis (continued)

Total Result           Operating profit    Share of results              Total
                       before share of     in joint ventures            Result
                       results from joint  and associates
                       ventures and
                       associates


First Quarter             2006      2005     2006     2005      2006      2005
                          GBPm      GBPm     GBPm     GBPm      GBPm      GBPm

Exploration
and Production             750       353        -        -       750       353
Liquefied
Natural Gas                108         4       12       17       120        21
Transmission
and
Distribution                54        48        6       10        60        58
Power
Generation                  10        16       20       12        30        28
Other
activities                 (10)      (13)       -        -       (10)      (13)
---------------------- -------- --------  -------  ------- --------- ---------
                           912       408       38       39       950       447

Net finance
income/(costs)                                                    17       (10)
Taxation                                                        (378)     (167)
---------------------- -------- --------  -------  ------- --------- ---------
Profit for the
period                                                           589       270
---------------------- -------- --------  -------  ------- --------- ---------

4. Net finance costs

                                                               First Quarter
                                                             2006         2005
                                                             GBPm         GBPm

Interest payable                                              (18)         (16)
Interest on obligations under finance leases                  (12)          (7)
Interest capitalised                                           14            3
Unwinding of discount on provisions(i)                         (3)          (3)
Disposals and re-measurements (Note 2)                         (3)          (9)
------------------------                                ---------    ---------
Finance costs                                                 (22)         (32)

Interest receivable                                            36           11
Disposals and re-measurements (Note 2)                          3           11
------------------------                                ---------    ---------
Finance income                                                 39           22
------------------------                                ---------    ---------
Net finance income/(costs)(ii)                                 17          (10)
------------------------                                ---------    ---------

i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.
ii) Excludes Group share of net finance costs from joint ventures and associates for the first quarter of GBP16 million
(2005 GBP9 million).

5. Taxation

The taxation charge for the first quarter before disposals and re-measurements was GBP368 million (2005 GBP183 million), and the taxation charge including disposals and re-measurements was
GBP378 million (2005 GBP167 million).

The Group share of taxation from joint ventures and associates for the first quarter was
GBP16 million (2005 GBP4 million).

6. Earnings per ordinary share

                                                            First Quarter
                                                        2006              2005

                                              GBPm     Pence    GBPm     Pence
                                                         per               per
                                                       share             share

Earnings                                       578      16.4     259       7.3
Re-measurements (after tax and minority        (15)     (0.4)     23       0.7
interest)
Profit on disposals (after tax)                  -         -     (13)     (0.4)
-----------------------                   -------- --------- ------- ---------
Earnings - excluding disposals and
re-measurements                                563      16.0     269       7.6
-----------------------                   -------- --------- ------- ---------

Basic earnings per share calculations in 2006 are based on shares in issue of 3 527 million for the quarter.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 551 million for the quarter, being the weighted average number of ordinary shares in issue during the quarter as adjusted for share options.

7. Capital investment - geographical analysis

                                                              First Quarter
                                                            2006          2005
                                                            GBPm          GBPm

Europe and Central Asia                                      104           126
South America                                                 73            24
Asia Pacific                                                  23            14
North America and the Caribbean                              109            64
Mediterranean Basin and Africa                                77            87
-----------------------------------                     --------      --------
                                                             386           315
-----------------------------------                     --------      --------

8. Quarterly information: earnings and earnings per share

                                           2006     2005         2006     2005
                                           GBPm     GBPm        pence    pence

First quarter
- including disposals and re-measurements   578      259         16.4      7.3
- excluding disposals and re-measurements   563      269         16.0      7.6
Second quarter
- including disposals and re-measurements            484                  13.7
- excluding disposals and re-measurements            275                   7.8
Third quarter
- including disposals and re-measurements            320                   9.0
- excluding disposals and re-measurements            307                   8.7
Fourth quarter
- including disposals and re-measurements            462                  13.0
- excluding disposals and re-measurements            503                  14.2
-------------------------                ------ --------     -------- --------
Full year
- including disposals and re-measurements          1 525                  43.1
- excluding disposals and re-measurements          1 354                  38.3
-------------------------                ------ --------     -------- --------



Supplementary information: Operating and financial data

                                                First Quarter        Fourth
                                                                    Quarter
                                               2006       2005         2005

Production volumes (mmboe)
- oil                                           5.6        4.7          5.5
- liquids                                       7.4        7.7          7.8
- gas                                          42.8(i)    31.3         41.0
                                         ----------    -------     --------
- total                                        55.8       43.7         54.3
                                          ---------    -------     --------

Production volumes (boepd in thousands)
- oil                                            62         52           60
- liquids                                        82         86           85
- gas                                           476        348          445
                                           --------    -------     --------
- total                                         620        486          590
                                           --------    -------     --------

LNG cargoes (standard)
- delivered to Lake Charles                       2          8           12
- delivered to Elba Island                        9         10           14
- re-marketed                                    29         10           13
                                           --------    -------     --------
- total                                          40         28           39
                                           --------    -------     --------

Average realised oil price per barrel      GBP35.74   GBP25.35     GBP33.36
                                            ($62.53)   ($48.24)     ($58.55)

Average realised liquids price per barrel  GBP28.68   GBP17.35     GBP26.87
                                            ($50.17)   ($33.01)     ($47.17)

Average realised UK gas price per produced
therm                                         38.84p     24.12p       38.89p

Average realised International gas price
per produced therm                            18.40p     13.85p       21.43p

Average realised gas price per produced
therm                                         23.69p     17.48p       26.11p

Lifting costs per boe(ii)                   GBP1.19    GBP1.15      GBP1.09
                                             ($2.08)    ($2.18)      ($1.92)

Operating expenditure per boe               GBP2.18    GBP2.08      GBP2.19
                                             ($3.82)    ($3.96)      ($3.85)

Development expenditure (GBPm)                    131        155          188

Gross exploration expenditure (GBPm)
- capitalised expenditure                       136         87           89
- other expenditure                              33         15           42
                                           --------    -------     --------
- gross expenditure                             169        102          131
                                           --------    -------     --------

i)      Q1 2006 includes fuel gas of 1.0 mmboe.
ii) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.


Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2006 by approximately GBP40 million to GBP50 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2006, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP120 million to GBP140 million.


Definitions
In these results:


bcf          billion cubic feet
bcfd         billion cubic feet per day
bcmpa        billion cubic metres per annum
boe          barrels of oil equivalent
boed         barrels of oil equivalent per day
bopd         barrels of oil per day
CCGT         combined cycle gas turbine
DCQ          daily contracted quantity
E&P          Exploration and Production
EPC          engineering, procurement and construction
EPIC         engineering, procurement, installation and commissioning
FEED         front end engineering design
FERC         Federal Energy Regulatory Commission
GW           gigawatt
JOA          Joint operating agreement
IAS 39       International Accounting Standard 39 (Financial Instruments)
IFRS         International Financial Reporting Standards
LNG          Liquefied Natural Gas
m            million
mmboe        million barrels of oil equivalent
mmbtu        million british thermal units
mmcfd        million cubic feet per day
mmcmd        million cubic metres per day
mmscfd       million standard cubic feet per day
mmscm        million standard cubic metres
mmscmd       million standard cubic metres per day
MoU          Memorandum of understanding
mtpa         million tonnes per annum
MW           megawatt
Net          Comprise cash, current asset investments, finance leases, currency borrowings/  and interest rate derivative financial instruments and short- and
funds        long-term borrowings
NGL          Natural gas liquids
PSA          production sharing agreement
PSC          production sharing contract
Standard     2 750 000 mmbtu
Cargo
T&D          Transmission and Distribution
Total        Group operating profit plus share of pre-tax operating results of
operating    joint ventures and associates
profit
UKCS         United Kingdom Continental Shelf
UKCNS        United Kingdom central North Sea



Enquiries

Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:

Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
Thames Valley Park Drive                   Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT

Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com                e-mail: bg@lloydstsb-registrars.co.uk



Financial Calendar


Payment of 2005 final dividend:

Shareholders                                         12 May 2006

American depositary receipt holders                  19 May 2006

Announcement of 2006 second quarter and
half year results                                    26 July 2006

Announcement of 2006 third quarter results           2 November 2006





                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 03 May 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary